UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

_______________________

Digital Media Solutions, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

25401G106

(CUSIP Number)

Joseph Marinucci, Manager

Prism Data, LLC

c/o Digital Media Solutions Holdings, LLC
4800 140th Avenue N., Suite 101

Clearwater, FL 33762

727.287.0428

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25401G106

1	NAMES OF REPORTING PERSONS Prism Data, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,860,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,860,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* All percentages of Common Stock outstanding contained herein are based on 32,293,793 shares of Class A Common Stock outstanding as of July 17, 2020, as reported in the Amendment No. 1 to the Current Report on Form 8-K/A, filed by the Issuer (as defined below) on July 20, 2020.

CUSIP No. 25401G106

1	NAMES OF REPORTING PERSONS Joseph Marinucci
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,860,131
	9	SOLE DISPOSITIVE POWER 538,912
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,399,043
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

EXPLANATORY NOTE

This Amendment No. 1 amends the initial Schedule 13D filed jointly by Prism Data, LLC and Joseph Marinucci (collectively, the “Reporting Persons”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 2020 (the “Schedule 13D”), with respect to the Class A common stock, par value $0.0001 per share (the “Common Stock” or “Class A Common Stock”) of Digital Media Solutions, Inc., a Delaware corporation (the “Issuer”). Disclosure items set forth in the Schedule 13D shall remain in effect, except to the extent expressly amended or superseded by this Amendment No. 1. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On July 29, 2020, Prism transferred 538,912 and 538,911 Seller Warrants to purchase an equal number of shares of Class A Common Stock to Joseph Marinucci and Fernando Borghese, respectively, in accordance with the Third Amended and Restated Limited Liability Company Operating Agreement of Prism, dated as of July 15, 2020.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

(a) and (b)

All percentages of Common Stock outstanding contained herein are based on 32,293,793 shares of Class A Common Stock outstanding as of the close of business on July 17, 2020.

Prism and Clairvest, as parties to the Director Nomination Agreement, may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 56.8% of the 32,293,793 shares of Class A Common Stock outstanding. Shares of Common Stock listed as beneficially owned by Prism exclude shares of Common Stock held by any of the other parties to the Director Nomination Agreement, as to which Prism disclaims beneficial ownership.

Prism may be deemed to beneficially own and share the power to vote an aggregate of 18,860,131 shares of Common Stock, which represents 56.8% of the Common Stock outstanding, consisting of the (i) 17,937,954 shares of Class A Common Stock and (ii) 922,177 Seller Warrants held directly by the Clairvest Funds.

Mr. Marinucci, as manager of Prism, may be deemed to beneficially own and share the power to vote the 18,860,131 shares of Common Stock, which represents 56.8% of the Common Stock outstanding, that is deemed to be beneficially owned by Prism. In addition, Mr. Marinucci has the sole power to dispose of 538,912 shares of Class A Common Stock underlying the same number of warrants to purchase shares of Class A Common Stock, which he holds directly.

(c)          Except for the transactions pursuant to the agreements described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d)          No person other than the Clairvest Funds are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 29, 2020, Joseph Marinucci and Fernando Borghese each executed a joinder to become a party and subject to the Lock-Up Agreement, which was acknowledged and agreed to by the Issuer.

The foregoing description of the joinders to the Lock-Up Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the joinders, copies of which are included as Exhibit 99.10 and 99.11 to this Amendment No. 1 and are incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit Number	Description
99.10	Joinder Agreement, dated as of July 29, 2020, by and between Joseph Marinucci and the Issuer.

99.11	Joinder Agreement, dated as of July 29, 2020, by and between Fernando Borghese and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2020

PRISM DATA, LLC

By:	/s/ Joseph Marinucci
Name:	Joseph Marinucci
Title:	Manager

JOSEPH MARINUCCI

By:	/s/ Joseph Marinucci
Name:	Joseph Marinucci